                          GUNTHER INTERNATIONAL, LTD.

                                      1998

                                 ANNUAL REPORT

COMPANY PROFILE

Gunther International, Ltd. builds intelligent, efficient document mailing and finishing solutions that bring accuracy and integrity to the mailroom, while eliminating costly, labor-intensive tasks. The mailing systems automatically assemble printed documents, fold, staple or bind the documents as required, and insert the correct documents into appropriate envelopes. Each system is controlled by Company-developed software that enables customers to run a wide variety of applications with documented accuracy. All the systems are modular and can be reconfigured in accordance with changing customer specifications.

An optional inc.jet printing module enables customers to perform high-quality ink jet printing of addresses, return addresses, message lines, company logos and postal indicia without slowing down the system. The new technology is available for both flat and folded mail applications across the full range of the Company's finishing systems. It is also available as an OEM application for other manufacturers.

TABLE OF CONTENTS

  1  Letter to shareholders
  2  Business philosophy
  2  Customers
  2  Strategy
  3  Product line
  3  New product line
  4  Special inc.jet postal application
  4  Marketing and sales
  5  Stock information
  6  Management's discussion and analysis
 13  Financial statements

TO OUR SHAREHOLDERS:

Gunther International, Ltd. is back and it is brand new. Thank you for your patience.

After suffering numerous setbacks from issues such as accounting, cash flow and production, among others, your company has been recapitalized and is now on the road to recovery. All of our problems have not been solved, but I believe that all of the major ones have been identified and solutions are being implemented.

After six months as the CEO of Gunther International, I can assure you of two things that you probably already know. Without question, we have the best products in the document finishing industry, as well as the best people. The changes that we are implementing are being received enthusiastically by the Gunther employees. They are giving their full cooperation to our effort to build our company into a major supplier of products to the document finishing industry.

Among the projects that are making Gunther International a new company are:

     1. Redesigning the shop floor so that systems are easier to build and take less time, increasing productivity and reducing costs.

     2. Installing an entirely new record keeping and reporting system that will automate our accounting and reporting to a much greater extent, which will allow us to manage the company with more timely and accurate information.

     3. We are terminating our relationship with our third party service provider and will perform all service ourselves. This will not only improve cash flow, but will allow us much more flexibility in running the company.

     4. We are outsourcing a significant amount of assembly work, reducing costs and increasing our ability to meet production schedules.

Most importantly, we are responding to our customers' needs better than ever.

I am certain that many of you are curious about the status of our inc.jet printer. We have sold several hundred units and they have become a regular fixture on Gunther International inserters. At this time, the United States Postal Service is moving forward with IBIP, the new system for putting postage on an envelope using a two dimensional bar code. We believe that no company in America is as experienced or as qualified as Gunther International in the use of such bar codes, and no ink jet printer can print those codes like a Gunther International inc.jet. As the Postal Service proceeds with this project, we are hopeful that Gunther International will be included as an integral part.

Thank you very much for your support as shareholders. If you have any questions about our company, please feel free to give me a call.

                                          Sincerely,
                                          LOGO

                                          Marc I. Perkins
                                          Chief Executive Officer

BUSINESS PHILOSOPHY

The Company has been an innovator within the post-processing, or finishing, industry since its beginning in 1977. Its unique concept of software-driven designs, tailored to the needs of the customer, caused a paradigm shift within the industry towards intelligent mail finishing. The Company ushered in a new era of customer-centric system designs that provided intelligence, integrity and audit trails which redefined the focus of the industry then, and it continues that tradition today.

The Company has developed a wide array of innovative modules to meet each customer's requirements. Each system is tailored to the customer's specific application needs, with built-in flexibility for upgrades and enhancements should those needs change. The Company's focus has always been upon development of products that enhance customer productivity, while maintaining the document integrity that customers require.

The newest innovation, an inc.jet printer, provides the final step in automating the finishing process by allowing customers to perform high-quality and low-cost printing either on a Gunther system or as an OEM application by other manufacturers.

The Company's reputation for close collaboration with its clients is further enhanced by a biennial Users' Conference that encourages the open exchange of information, and a Customer Assistance Program that is designed to provide dedicated consultation from the initial design through installation and ongoing performance meetings.

The Company's customer-oriented philosophy has resulted in a dedicated and growing client base that includes leading names within the insurance, mutual fund, retail, service bureau and healthcare industries where package accuracy and integrity are essential.

CUSTOMERS

The Company's principal customers have been property and casualty insurance companies, which required accurate, high-speed preparation and distribution of personalized policies and insurance certificates. The Company's customers comprise the top insurance companies in the United States including Chubb & Son Insurance, Fireman's Fund, GEICO, The Hartford, Metropolitan Life, Mutual of Omaha, SAFECO and The Travelers. In addition, the Company's systems have been purchased by Gartner Group, Hewitt & Associates, Moore Business Communications, Nike, Public Schools Employees Retirement System, USAA, U.S. Census Bureau, U.S. Department of the Treasury, and Nippon Telephone & Telegraph in Japan.

STRATEGY

The Company's goal is to expand on its position as a pioneer and technology leader in the design and sale of intelligent document mailing and finishing systems while it develops leading-edge, high-quality, low-cost ink jet solutions for end user and OEM applications. Company objectives include the following:

 -- MARKET EXPANSION. The Company continues to leverage both its blue-chip customer base and growing partner relationships into a dominant position in the marketplace.

 -- NEW SERVICE DIVISION. The Company has targeted aggressive expansion of its system service and consumables/supplies businesses by transitioning away from reliance on a third party service organization to direct control and management within the Company at strategic field locations.

 -- SYSTEM FLEXIBILITY. The Company remains committed to the objective of providing modular systems to meet customer needs. The systems' modularity offers customers the ability to have a custom-designed system assembled from standard components using software written for specific requirements. Such systems are highly flexible and easily upgraded.

 -- CLIENT COLLABORATION. The Company continues to collaborate with customers (including organizing and conducting user conferences and symposiums) in order to develop a better understanding of customer needs and to offer comprehensive solutions that meet those needs.

 -- VALUE-ADDED PARTNERSHIPS. The Company is devoting increased efforts towards developing partner alliances with printers and software companies that broaden the Company's options for its customer base and allow clients to work with one vendor vs. multiple vendors.

 -- ACCURACY OF DOCUMENT ASSEMBLY. The Company continues to emphasize document integrity in all its research, development and marketing efforts. The systems include the ability to read various methods of coding on each sheet that check for proper page sequence, detect duplicate or missing pages, and verify recipients as each document moves down a conveyor. The systems verify that a given document has been processed properly and maintains a record of each document.

 -- INTELLIGENT SOFTWARE. The systems utilize the Company's patented "Read-before-Feed" technology that provides error-free packages and true 100% accuracy. The company continues to research new reading technologies, such as Two-Dimensional codes. For maximum anti-fraud, the systems now read invisible codes.

 -- CUSTOMER PRODUCTIVITY AND COSTS. The Company focuses its product development efforts on further increasing customer productivity and improving return on investment while maintaining the document integrity customers require.

PRODUCT LINE

The Company's product line provides intelligent, efficient document mailing and finishing solutions that bring accuracy and integrity to the mailroom, while eliminating costly, labor-intensive tasks. The modular, upgradable components create flexibility for processing mail needs now -- and in the future -- thereby protecting the client's investment. The basic product line consists of the following finishing systems:

 -- THE SERIES III is a high-speed statement and billing system. Up to nine inserts can be added to the primary document prior to envelope insertion. The system features a high-speed primary document feeder/accumulator, and an up-stream folder.

 -- THE MS-6000 processes folded documents. The MS-6000 can tri-fold up to ten sheets and insert the documents into a No. 10 envelope, and can half-fold up to fifteen sheets and insert the documents into a 6-by 9.5-inch envelope. Postage is then automatically applied inline.

 -- THE EP-4000 processes flat mail and allows documents to be processed in a series of individually processed subgroups. These subgroups can be stapled, bound, matched with other documents and combined for insertion into a large, flat envelope by the EP-4000.

 -- THE DM-2000 is designed to process both flat and folded mail from the same print stream, and eliminates the need to separate print runs by page count, a costly and time consuming process. The DM-2000 can process documents from one page to 180 pages in length.

NEW PRODUCT LINE

The Company's new inc.jet printing division now offers a compact, high-speed, high resolution inc.jet(TM) printer that can be used inline on the Company's finishing systems for flat or folded mail. The inc.jet imager prints information on envelopes such as the return address, recipient address, graphics, messages and postal indicia. The new technology offers print quality resolution of 600 x 600 dpi (depending on application) at extraordinary high speed -- up to 12,000 pieces per hour. The inc.jet imager is environmentally safe and incredibly efficient, with a very low net cost-per-image.

In addition, the inc.jet imager is available for OEM licensing to printing and postage system manufacturers for incorporation into desk and tabletop inserters, copiers, address printers, postage meters, security encryptors and more. OEM applications are unlimited. Some markets includes the following:

 --   Postage/ESTAMP applications
 --   Envelope printing and addressing labeling
 --   Point of sales printing
 --   Box and carton labeling
 --   Tag printing
 --   Spot color and anti-fraud marking of originals

SPECIAL INC.JET POSTAL APPLICATION

The Information Based Indicia Program (IBIP) is an initiative by the United States Postal Service (USPS) to move to a new method of applying postage information on mail pieces. The plan involves getting away from the mechanical postage meter as we know it and replace it with a combination of regulated "black box" technology and open architecture, computer/printer technology. This arrangement will allow users to print a newly designed indicia that includes some readable information, as well as some encoded data, using most standard, office type printers. The advantages to the user of this proposed method included better control of postage funds and less costly, more efficient printing of postage information on the mail piece.

The Company's inc.jet imager is capable of printing the new indicia, including the encoded information. The Company's experience with high-speed reading of 2-D codes is also an important part of the overall solution. The Company, in conjunction with Hewlett-Packard, is actively engaged with USPS on the project.

MARKETING AND SALES

The Company initially relied principally on contacts within the insurance industry, particularly among large property and casualty insurers. This was primarily due to the Company's ability to deliver systems that provided 100% accuracy and integrity. More recently, the Company's sales and marketing efforts have actively targeted a far broader range of applications and industries including other types of insurance companies and customers in the banking, finance, mutual funds, healthcare and retail industries.

The Company has experienced success in expanding into other markets including government, retail distribution, outsourcing, service bureaus and others. The Company continues to generate additional sales to its existing customers. As much as 50% of the Company's system sales in a given year have been to previous purchasers of the Company's system and the Company believes that repeat sales and upgrades of existing systems will continue to be an important source of revenue. The Company organizes user group conferences to allow customers to discuss their system requirements with each other and the Company, and to collaborate on system design.

The Company is an approved Marketing Partner with each of the major printing systems vendors (Xerox, Oce, IBM and Hewlett-Packard), as well as software vendors including Firstlogic (Postalsoft) and Dataline Systems. A special Marketing Agreement with Hewlett-Packard facilitated development of the new inc.jet system by incorporating Hewlett-Packard cartridges in the Company's printer, and a new partnership with Mail-Gard provides insurance options for Gunther clients should disaster recovery become necessary. Gunther and its partners provide the total solution required for its customer base. Gunther products are often included in vendor sales presentations, and there is a growing amount of joint sales and marketing activity with these partners.

STOCK INFORMATION

From December 21, 1993 to April 12, 1995, the Company's Common Stock was traded on the NASDAQ SmallCap Market under the symbol SORT. On April 12, 1995, the National Association of Securities Dealers ("NASD") delisted the Common Stock from the NASDAQ SmallCap Market due to the Company's failure to maintain capital and surplus of at least $1,000,000. On December 20, 1996, the NASD relisted the Company's stock on the NASDAQ SmallCap Market. The Common Stock was delisted again as of August 17, 1998. Effective since January, 1999, the Company has been trading on the OTC Bulletin Board.

The following table sets forth the high and low closing bid prices of the Company's Common Stock for each quarter of fiscal 1997 and fiscal 1998, as reported by NASDAQ and the OTC Bulletin Board. These quotations represent prices between dealers and do not include retail mark-ups, mark-downs or other fees or commission and may not represent actual transactions.

                                                                 Bid Price
                                                              ---------------
Fiscal Quarter                                                High        Low
--------------                                                ----        ---

First Fiscal Quarter -- 1997                                   $6 7/8     $4 7/8
(April 1 -- June 30, 1996)

Second Fiscal Quarter -- 1997                                   5 3/4      4 1/2
(July 1 -- September 30, 1996)

Third Fiscal Quarter -- 1997                                    6 1/4      4 1/8
(October 1 -- December 31, 1996)

Fourth Fiscal Quarter -- 1997                                   8 3/4      5 7/8
(January 1 -- March 31, 1997)

First Fiscal Quarter -- 1998                                    6 7/8      5 3/8
(April 1 -- June 30, 1997)

Second Fiscal Quarter -- 1998                                   7 13/16    6
(July 1 -- September 30, 1997)

Third Fiscal Quarter -- 1998                                    8 7/8      5 1/4
(October 1 -- December 31, 1997)

Fourth Fiscal Quarter -- 1998                                   7 1/16     3 7/8
(January 1 -- March 31, 1998)

On March 12, 1999, the closing bid price quotation for the Company's Common Stock was $2.00, as reported by the OTC Bulletin Board.

As of March 12, 1999, there were approximately 90 record owners of the Company's Common Stock. The Company believes there are 1,077 beneficial owners of Common Stock. The Company has not paid dividends of its Common Stock and intends for the foreseeable future to retain earnings, if any, to finance the expansion and development of its business.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY OF RECENT EVENTS

On June 23, 1998, the Company announced that, during the course of completing its year-end audit, certain errors had been discovered in the way in which the Company accounted for the accumulation of contract costs. In addition, certain items of expense were not properly accounted for. As a result, the Company announced that the previously issued interim financial statements for the fiscal year ended March 31, 1998 should not be relied upon. The Company subsequently announced that similar deficiencies were discovered during the course of preparing its accounts for the first quarter of fiscal 1999 and that, as a result, the financial statements and corresponding audit report for the fiscal year ended March 31, 1998 also should not be relied upon. At that time, the Audit Committee initiated a review into the accuracy of prior financial statements. The Audit Committee's review has since been completed and it has been determined that accounts receivable were overstated and accounts payable and deferred service revenues were understated at March 31, 1997 and costs and estimated earnings in excess of billings on uncompleted contracts were overstated at March 31, 1998. As a result, the accompanying financial statements and management's discussion and analysis of financial condition and results of operations include restated results as of and for the years ended March 31, 1997 and 1998. Also, certain amounts were reclassified between selling and administrative expenses, cost of sales, and research and development expenses to more appropriately reflect the results of operations. The effect of the restatement for the year ended March 31, 1997 was to reduce operating results to a net loss of $(1,334,690), or $(0.32) per share, from net income of $258,889, or $0.06 per share. The effect of the restatement for the year ended March 31, 1998 was to decrease the net loss to $(2,632,115), or $(0.61) per share, from a net loss of $(2,701,819), or $(0.63) per share.

On October 2, 1998, the Company entered into a $5.7 million comprehensive financing transaction with the Bank of Boston, Connecticut, N.A. (the "Bank"), the Estate of Harold S. Geneen (the "Estate") and Gunther Partners LLC (the "New Lender"), the proceeds of which have been utilized to restructure and replace the Company's pre-existing senior line of credit, fund a full settlement with the Company's third party service provider and provide additional working capital to fund the Company's ongoing business operations. Under the terms of the transaction, the New Lender loaned an aggregate of $4.0 million to the Company. At the same time, the Bank reached an agreement with the Estate, which had guaranteed a portion of the Company's senior line of credit, whereby the Estate consented to the liquidation of approximately $1.7 million of collateral and the application of the proceeds of such collateral to satisfy and repay in full a like amount of indebtedness outstanding under the senior credit facility. The balance of the indebtedness outstanding under the senior credit facility, approximately $350,000, was repaid in full from the proceeds of the new financing. The Company executed a new promissory note in favor of the Estate evidencing the Company's obligation to repay the amount of the collateral that was liquidated by the Bank. The Company's obligations to the Estate are subordinated to the Company's obligations to the New Lender.

The principal balance of the $4.0 million debt is to be repaid in monthly installments of $100,000 from November 1, 1998 and continuing to and including September 1, 1999, $400,000 on October 1, 1999 and the balance shall be due on October 1, 2003. Interest shall be paid quarterly, at the rate of 8% per annum, beginning January 1, 1999 and continuing until the principal and interest due is paid in full. The debt is secured by a first priority interest in all tangible and intangible property and a secondary interest in patents and trademarks.

To induce the New Lender to enter into the financing transaction, the Company granted the New Lender a stock purchase warrant entitling the New Lender, at any time during the period commencing on January 1, 1999 and ending on the fifth anniversary of the transaction, to purchase up to 35% of the pro forma, fully diluted number of shares of the Common Stock of the Company, determined as of the date of exercise. The exercise price of the warrant is $1.50 per share.

In addition, the Company, the New Lender, the Estate and certain shareholders (Park Investment Partners, Gerald H. Newman, Four Partners and Robert Spiegel) entered into a separate voting agreement, pursuant to which they each agreed to vote all shares of Gunther stock held by them in favor of (i) that number of persons nominated by the New Lender constituting a majority of the Board of Directors, (ii) one person nominated by the Estate and (iii) one person nominated by Park Investment Partners.

The promissory note in favor of the Estate for approximately $1.7 million is to be repaid at the earlier of one year after the Company's obligations to the New Lender are paid in full or on October 2, 2004. Interest, at 5.44% per annum, shall accrue on principal and unpaid interest, which is added to the outstanding balance and is due at the time of principal payments. The indebtedness is secured by all tangible and intangible personal property of the Company but is subordinated to all rights of the New Lender.

SUMMARY FINANCIAL DATA

The summary financial data presented below should be read in conjunction with the information set forth in the financial statements and notes thereto included elsewhere herein.

                                             Year Ended        Year Ended        Year Ended
                                           March 31, 1998    March 31, 1997    March 31, 1996
                                           --------------    --------------    --------------
                                           (As Restated)     (As Restated)
Sales:
  Systems                                   $ 8,630,103       $ 8,716,473       $ 8,458,700
  Maintenance                                 6,454,716         4,911,794         4,022,562
                                            -----------       -----------       -----------
          Total sales                        15,084,819        13,628,267        12,481,262
                                            -----------       -----------       -----------
Cost of Sales:
  Systems                                     7,030,092         5,573,323         5,821,526
  Maintenance                                 4,771,692         4,088,858         2,826,853
                                            -----------       -----------       -----------
          Total cost of sales                11,801,784         9,662,181         8,648,379
                                            -----------       -----------       -----------
Gross profit                                  3,283,035         3,966,086         3,832,883
Operating expenses:
  Selling and administrative                  5,050,863         4,680,946         4,213,832
  Research and development                      618,735           435,404           255,243
                                            -----------       -----------       -----------
          Total operating expenses            5,669,598         5,116,350         4,469,075
                                            -----------       -----------       -----------
Operating loss                               (2,386,563)       (1,150,264)         (636,192)
Other expenses:
  Interest expense, net                        (245,552)         (184,426)         (243,363)
                                            -----------       -----------       -----------
Net loss                                    $(2,632,115)      $(1,334,690)      $  (879,555)
                                            ===========       ===========       ===========
Net loss per share                               $(0.61)           $(0.32)             $(0.23)
                                               --------          --------          --------
                                               --------          --------          --------

                                                                  1998              1997
                                                                  ----              ----
                                                             (As Restated)     (As Restated)
Current assets                                                $ 3,118,386        $3,616,493
Total assets                                                    8,036,929         8,663,040
Current liabilities                                             7,981,871         5,661,800
Long-term debt, less current maturities                         1,884,551         2,213,618
Stockholders' equity (deficit)                                 (1,829,493)          787,622

RESULTS OF OPERATIONS

FISCAL YEAR ENDED MARCH 31, 1998
COMPARED TO FISCAL YEAR ENDED MARCH 31, 1997

In anticipation of substantial sales increases in fiscal 1998, the Company committed funds to increasing its production and service capacity. During fiscal 1998, order levels were insufficient to fully absorb these cost increases and to provide the necessary cash flow to fund operating needs. In addition, the Company experienced additional production inefficiencies due to uncertain parts deliveries and high levels of overtime needed to complete contracted orders. As a result of the foregoing, the Company realized a net loss of $2,632,000 for fiscal 1998 as compared to a net loss of $1,335,000 for fiscal 1997.

Systems sales for fiscal year 1998 decreased $86,000, or 1%, from fiscal year 1997. At March 31, 1998 system order backlog, consisting of total contract price less revenue recognized to date for all signed orders on hand, was $4,437,000 as compared to $3,276,000 at March 31, 1997.

Maintenance sales increased $1,543,000 or 31% from fiscal year 1997 as a result of a larger number of systems under service contract from shipments during the year and inflationary price increases in service contracts between the periods.

Gross profit decreased to $3,283,000 in fiscal year 1998 from $3,966,000 in fiscal year 1997. The gross margin on systems sales decreased to 19% in fiscal year 1998 from 36% in fiscal year 1997. The decrease in gross margin on system sales is attributable to manufacturing inefficiencies that caused an increase in the labor and overhead cost components for each system. There were also cost increases averaging approximately 4% for materials. The gross margin on maintenance sales increased to 26% in fiscal year 1998 from 17% in fiscal year 1997. The increase in the gross margin percentage was a result of an increase in the number of systems being directly serviced by the Company rather than a third party service provider.

Selling and administrative expenses increased $370,000, or 8%, from fiscal year 1997 to fiscal 1998. The increased costs primarily reflect expenses associated with expanding the sales and marketing staff throughout the year.

Research and development expenses increased $183,000 from fiscal 1997 to fiscal 1998, primarily due to costs of developing a new inkjet imager.

Interest expense increased $61,000 during the year. The increase was due to an increased amount of the Company's debt carrying a higher rate of interest than in fiscal 1997.

FISCAL YEAR ENDED MARCH 31, 1997
COMPARED TO FISCAL YEAR ENDED MARCH 31, 1996

Systems sales for fiscal 1997 increased $258,000, or 3%, from fiscal 1996. The Company received a substantial number of orders in the fourth quarter of the fiscal year. At March 31, 1997, the systems order backlog, consisting of total order price less revenue recognized to date for all signed orders on hand, was $3,276,000 as compared to $1,085,000 at March 31, 1996.

Maintenance sales increased $889,000 or 22%, as a result of the larger number of systems in the field and inflationary price increases in maintenance contracts between the periods.

Gross profit increased to $3,966,000 in fiscal 1997. The gross margin on system sales increased from 34% in fiscal 1996 to 44% in fiscal 1997. The increase in gross margin is due to more efficient use of manufacturing resources. The gross profit percentage on maintenance sales decreased from 30% in fiscal 1996 to 17% in fiscal 1997, reflecting a decrease in requests for special services and multiple shift maintenance which yields a higher gross margin than the services covered by the Company's standard maintenance contract.

Selling and administrative expenses increased $467,000, or 11%, from fiscal 1996 to fiscal 1997. The increased level of expenses primarily reflects the costs associated with the increased sales staff in fiscal year 1997 over fiscal year 1996.

Research and development expenses increased $180,000, or 71%, from fiscal 1996 to fiscal 1997. This increase resulted from additional efforts to develop inkjet printing products and faster, more functional document handling equipment.

Interest expense for fiscal 1997 decreased $59,000, or 24%, from fiscal 1996, decreasing from $243,000 to $184,000. This decrease was directly attributable to one time interest charges in 1996.

As a result of the foregoing, the Company realized a net loss of $1,335,000 for the fiscal year ended March 31, 1997, as compared to a net loss of $880,000 for the fiscal year ended March 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary need for liquidity is to fund operations while it endeavors to increase sales and achieve consistent profitability. Historically, the Company has derived liquidity through systems and maintenance sales (including customer deposits), bank borrowings, financing arrangements with third parties and, from time to time, sales of its equity securities.

During the fiscal year ended March 31, 1998, the Company had a positive cash flow from operations of $894,000, compared to a positive cash flow from operations of $149,000 for the fiscal year ended March 31, 1997 and a negative cash flow from operations of $655,000 for the fiscal year ended March 31, 1996. The positive cash flow recorded during fiscal 1998 resulted from, among other things, a $272,000 decrease in accounts receivable, a $935,000 increase in accounts payable and accrued expenses and a $295,000 increase in deferred service contract revenue. The increase in accounts payable primarily relates to increases in amounts due DataCard, the Company's third party service provider, and other service providers.

Until October 2, 1998, the Company maintained a Revolving Loan and Security Agreement, originally dated as of June 4, 1996 (as amended, the "Revolving Credit Facility"), with an aggregate borrowing capacity of $2,250,000. The Revolving Credit Facility is bifurcated into two separate subfacilities (hereinafter referred to as "Facility A" and "Facility B"). Facility A has a maximum borrowing capacity of $1,750,000 and Facility B has a maximum borrowing capacity of $500,000. As of March 31, 1998, an aggregate of $1,701,169 of indebtedness was outstanding under Facility A. There was no additional borrowing capacity under Facility B as of March 31, 1998.

In order to induce the Bank to enter into the Revolving Credit Facility, Mr. Harold S. Geneen, then the Chairman of the Board and a stockholder of the Company, agreed to provide the Bank with sufficient cash collateral to secure all borrowings outstanding under Facility A. The borrowings under Facility B are secured by all of the tangible and intangible assets of the Company. Mr. Geneen passed away on November 21, 1997, and his death constituted a technical event of default under the Revolving Credit Facility. The Executor of Mr. Geneen's estate affirmed Mr. Geneen's obligations to the Bank with respect to the Revolving Credit Agreement, and the Bank waived the technical event of default and extended the maturity date of the Revolving Credit Facility to April 1, 1999.

The Revolving Credit Facility contains several affirmative and negative covenants pursuant to which the Company, among other things, is required to have Operating Profits (as defined in the Revolving Credit Facility). The net loss reported by the Company for the fiscal year ended March 31, 1998 violates these covenants and constitutes an event of default under the Revolving Credit Facility.

As previously discussed, all obligations to the Bank and to the third party service provider were paid in connection with the October 2, 1998 $5.7 million comprehensive financing transaction.

Except for the financing transaction with the New Lender described above, the Company does not have commitments for outside funding of any kind. The Loan and Security Agreement entered into between the Company and the New Lender also expressly prohibits the Company from incurring any additional indebtedness from any person or entity other than the New Lender. The Company must depend, therefore, upon the generation of sufficient internally generated funds to finance its operations during the balance of fiscal 1999 and thereafter. Under the Company's current pricing policy, approximately 50% of the purchase price of each system is received by the Company at the time an order is placed by a customer, approximately 40% of the purchase price is received at the time the system is shipped to the customer and the remaining 10% of the purchase price is received approximately 30 days after delivery of the system. As a result, the Company receives a significant cash flow benefit from the receipt of new orders. Although there can be no assurance in this regard, management believes that the Company will be able to generate sufficient additional sales to meet the Company's cash needs for the balance of the fiscal year.

INFLATION

The effect of inflation on the Company has not been significant during the last two fiscal years.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. In general, any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements within the meaning of Section 21E. Without limiting the generality of the foregoing, the words "believes," "anticipates," "plans," "expects," and other similar expressions are intended to identify forward-looking statements. Investors should be aware that such forward-looking statements are based on the current expectations of management and are inherently subject to a number of risks and uncertainties that could cause the actual results of the Company to differ materially from those reflected in the forward-looking statements. Some of the important factors which could cause actual results to differ materially from those projected include, but are not limited to, the following: general economic conditions and growth rates in the finishing and related industries; competitive factors and pricing pressures; changes in the Company's product mix; technological obsolescence of existing products and the timely development and acceptance of new products; inventory risks due to shifts in market demands; component constraints and shortages; the ramp-up and expansion of manufacturing capacity; the continued availability of financing; and the expenses associated with Year 2000 compliance. The Company does not undertake to update any forward-looking statement made in this report or that may from time-to-time be made by or on behalf of the Company.

YEAR 2000

The Company is continuing to assess the potential impact of the Year 2000 on its internal business systems, products and operations. The Company's Year 2000 initiatives include (i) testing and upgrading internal business systems and facilities; (ii) testing and developing necessary upgrades for the Company's products; (iii) contacting key suppliers, vendors and customers to determine their year 2000 compliance status; and (iv) developing contingency plans.

The Company's State of Readiness. The Company is in the process of testing and evaluating its critical information-technology systems for year 2000 compliance, including its significant computer systems, software applications and related equipment. Important computer systems used by the Company include those used in developing products and in communicating and servicing customers. Important computer systems used in financial and administrative management include the general ledger, inventory control and purchasing. As of the date of this report, the Company believes that substantially all of its internal operating systems are year 2000 compliant. The remaining noncompliant systems are expected to be upgraded or replaced by the end of the fiscal quarter ended June 30, 1999, at which time the Company expects that all of its material information-technology systems will be year 2000 compliant.

None of the Company's products have time sensitive applications. Thus, the Company believes that all of the material products that it currently sells are year 2000 compliant. However, as many of the Company's products are complex, interact with third-party products, and operate on computer systems that are not under the Company's direction and control, there can be no assurance that the Company has identified all of the year 2000 problems with its current products.

The Company is in the process of identifying and contacting suppliers, vendors and customers that are believed to be significant to the Company's business operations in order to assess their year 2000 readiness. As part of this effort, the Company is developing and plans to distribute questionnaires relating to year 2000 compliance to its significant suppliers, vendors and customers during the fourth quarter of fiscal 1999. The Company also intends to follow-up and monitor the year 2000 compliance progress of significant suppliers, vendors and customers that indicate that they are not year 2000 compliant or that do not respond to the Company's questionnaires.

The Company is currently in the process of evaluating the potential year 2000 impact on its facilities, including its building and utility systems. Any problems that are identified will be prioritized and remediated based on their assigned priority. The Company will continue periodic testing of its critical internal business systems and facilities in an effort to minimize operating disruptions due to year 2000 issues.

Estimated Costs to Address the Company's Year 2000 Issues. To date, the costs incurred by the Company in connection with the year 2000 issue have not been material. The Company does not expect total year 2000 remediation costs to be material, but there can be no assurance that the Company will not encounter unexpected costs or delays in achieving year 2000 compliance. The Company does not track internal costs incurred in its year 2000 compliance project. Such costs are principally for related payroll costs for information systems employees.

Contingency Plans. The Company intends to develop a contingency plan that will allow its primary business operations to continue despite potential disruptions due to year 2000 issues. These plans may include identifying and securing other suppliers, increasing inventories and modifying production facilities and schedules. As the Company continues to evaluate year 2000 readiness of its business systems and facilities, products, and significant suppliers, vendors and customers, it will modify and adjust its contingency plan as may be required.

Risks of the Company's Year 2000 Issues. While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 issues will not have a material adverse impact on the Company's business, operations or financial condition. While the Company expects that the remaining upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Despite the Company's efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to company products that incorporate, or operate using, third-party hardware or software. If any of the Company's significant suppliers, vendors or customers experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. The Company's research and development, production, distribution, financial, administrative and communications operations might be disrupted. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations and financial condition.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Gunther International, Ltd.:

We have audited the accompanying balance sheets of Gunther International, Ltd. (the Company) (a Delaware corporation) as of March 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended March 31, 1998 (1998 and 1997 restated -- See Note 1). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1998 in conformity with generally accepted accounting principles.

                                               ARTHUR ANDERSEN LLP

Hartford, Connecticut
January 6, 1999

                          GUNTHER INTERNATIONAL, LTD.
                                 BALANCE SHEETS
                            MARCH 31, 1998 AND 1997

                                                                  1998              1997
                                                                  ----              ----
                                                              (As Restated      (As Restated
                                                              See Note 1)       See Note 1)
ASSETS
Current Assets:
  Cash                                                         $  572,368        $  261,700
  Accounts receivable, net                                        326,128           598,112
  Costs and estimated earnings in excess of billings on
     uncompleted contracts                                        861,219         1,403,715
  Inventories                                                   1,256,852         1,262,435
  Prepaid expenses                                                 61,819            90,531
  Note receivable from stockholder                                 40,000                --
                                                               ----------        ----------
          Total current assets                                  3,118,386         3,616,493
                                                               ----------        ----------
Property and Equipment:
  Machinery and equipment                                       1,224,856         1,099,208
  Furniture and fixtures                                          249,581           187,294
  Leasehold improvements                                          240,541           229,804
                                                               ----------        ----------
                                                                1,714,978         1,516,306
  Less -- accumulated depreciation and amortization              (764,934)         (483,069)
                                                               ----------        ----------
                                                                  950,044         1,033,237
                                                               ----------        ----------
Other Assets:
  Excess of cost over fair value of net assets acquired, net    3,221,821         3,445,293
  Deferred preproduction costs, net                               622,953           457,189
  Investment, at lower of cost or market                           20,000            30,000
  Note receivable from stockholder                                     --            40,000
  Other                                                           103,725            40,828
                                                               ----------        ----------
                                                                3,968,499         4,013,310
                                                               ----------        ----------
                                                               $8,036,929        $8,663,040
                                                               ==========        ==========

   The accompanying notes are an integral part of these financial statements.

                          GUNTHER INTERNATIONAL, LTD.
                                 BALANCE SHEETS
                            MARCH 31, 1998 AND 1997

                                                                  1998              1997
                                                                  ----              ----
                                                              (As Restated      (As Restated
                                                              See Note 1)       See Note 1)
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Notes -- payable and current maturities of long-term debt   $   514,554       $    401,866
  Accounts payable                                              2,923,468          2,505,569
  Accrued expenses                                                996,994            479,043
  Billings in excess of costs and estimated earnings on
     uncompleted contracts                                      1,597,789            771,016
  Deferred service contract revenue                             1,799,066          1,504,306
  Note payable to stockholder                                     150,000                 --
                                                              ------------      ------------
          Total current liabilities                             7,981,871          5,661,800
                                                              ------------      ------------
Long-term debt, less current maturities                         1,884,551          2,213,618
                                                              ------------      ------------
Commitments and Contingencies (Note 11)
Stockholders' Equity (Deficit):
  Common stock, $.001 par value; 16,000,000 shares
     authorized; 4,291,269 and 4,283,269 shares issued and
     outstanding at March 31, 1998 and 1997, respectively           4,291              4,283
  Series B Common Stock, $.001 par value; 500
     Shares authorized, issued and outstanding at March 31,
       1998 and 1997                                                    1                  1
  Additional paid-in capital                                   11,390,818         11,375,826
  Accumulated deficit                                         (13,224,603)       (10,592,488)
                                                              ------------      ------------
          Total Stockholders' Equity (Deficit)                 (1,829,493)           787,622
                                                              ------------      ------------
                                                              $ 8,036,929       $  8,663,040
                                                              ============      ============

   The accompanying notes are an integral part of these financial statements.

                          GUNTHER INTERNATIONAL, LTD.
                            STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED MARCH 31, 1998, 1997 AND 1996

                                                  1998               1997              1996
                                                  ----               ----              ----
                                              (As Restated       (As Restated
                                               See Note 1)        See Note 1)
Sales:
  Systems                                      $ 8,630,103        $ 8,716,473       $ 8,458,700
  Maintenance                                    6,454,716          4,911,794         4,022,562
                                               -----------        -----------       -----------
          Total Sales                           15,084,819         13,628,267        12,481,262
                                               -----------        -----------       -----------
Cost of Sales:
  Systems                                        7,030,092          5,573,323         5,821,526
  Maintenance                                    4,771,692          4,088,858         2,826,853
                                               -----------        -----------       -----------
          Total Cost of Sales                   11,801,784          9,662,181         8,648,379
                                               -----------        -----------       -----------
Gross Profit                                     3,283,035          3,966,086         3,832,883
                                               -----------        -----------       -----------
Operating Expenses:
  Selling and Administrative                     5,050,863          4,680,946         4,213,832
  Research and Development                         618,735            435,404           255,243
                                               -----------        -----------       -----------
          Total Operating Expenses               5,669,598          5,116,350         4,469,075
                                               -----------        -----------       -----------
Operating Loss                                  (2,386,563)        (1,150,264)         (636,192)
Other Expenses:
  Interest Expense, Net                           (245,552)          (184,426)         (243,363)
                                               -----------        -----------       -----------
Net Loss                                       $(2,632,115)       $(1,334,690)      $  (879,555)
                                               ===========        ===========       ===========
Net Loss Per Share:
  Basic and Diluted                            $     (0.61)       $     (0.32)      $     (0.23)
                                               ===========        ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                          GUNTHER INTERNATIONAL, LTD.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
               FOR THE YEARS ENDED MARCH 31, 1998, 1997 AND 1996

                                                       Series B
                                                     Common Stock
                                  Common Stock         $.001 Par
                                $.001 Par Value          Value        Additional
                               ------------------   ---------------     Paid-in     Accumulated
                                Shares     Amount   Shares   Amount     Capital       Deficit         Total
                                ------     ------   ------   ------   ----------    -----------       -----
Balance, March 31, 1995        3,596,275   $3,596    500      $ 1     $ 8,884,010   $(8,378,243)   $   509,364
Conversion of notes payable
  to stockholders to common
  stock                          203,659     204      --       --         568,956            --        569,160
Private placement of common
  stock                          333,335     333      --       --         999,667            --      1,000,000
Retirement of Class B senior
  preferred stock                     --      --      --       --         412,817            --        412,817
Net Loss                              --      --      --       --              --      (879,555)      (879,555)
                               ---------   ------    ---      ---     -----------   ------------   -----------
Balance, March 31, 1996        4,133,269   4,133     500        1      10,865,450    (9,257,798)     1,611,786
Private placement of common
  stock                          150,000     150      --       --         510,376            --        510,526
Net Loss (As Restated, See
  Note 1)                             --      --      --       --              --    (1,334,690)    (1,334,690)
                               ---------   ------    ---      ---     -----------   ------------   -----------
Balance, March 31, 1997 (As
  Restated See Note 1)         4,283,269   4,283     500        1      11,375,826   (10,592,488)       787,622
Exercise of warrants               8,000       8      --       --          14,992            --         15,000
Net Loss (As Restated, See
  Note 1)                             --      --      --       --              --    (2,632,115)    (2,632,115)
                               ---------   ------    ---      ---     -----------   ------------   -----------
Balance, March 31, 1998 (As
  Restated, See Note 1)        4,291,269   $4,291    500      $ 1     $11,390,818   $(13,224,603)  $(1,829,493)
                               =========   ======    ===      ===     ===========   ============   ===========

   The accompanying notes are an integral part of these financial statements.

                          GUNTHER INTERNATIONAL, LTD.
                            STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED MARCH 31, 1998, 1997 AND 1996

                                                            1998           1997         1996
                                                            ----           ----         ----
                                                        (As Restated   (As Restated
                                                        See Note 1)    See Note 1)
Cash Flows From Operating Activities:
  Net loss                                              $(2,632,115)   $(1,334,690)   $(879,555)
  Adjustments to reconcile net loss to net cash
    provided by (used for) operating activities:
    Depreciation and amortization                           681,623        577,663      344,866
    Royalties forgiven                                           --             --      (81,084)
    Loss on investment and abandonment of leasehold
       improvements                                          10,000         39,319           --
    Decrease (increase) in accounts receivable, net         271,984        588,970     (545,685)
    Decrease in inventories, net                              5,583         49,972      503,480
    (Increase) decrease in prepaid expenses and other
       assets                                               (43,350)       (26,313)     117,182
    (Increase) decrease in accounts and notes
       receivable from stockholder                               --        (20,823)      73,762
    Increase in accounts payable and accrued expenses       935,850        438,972      410,854
    Increase (decrease) in deferred service contract
       revenue                                              294,760        380,278      (52,777)
    (Increase) decrease in billings in excess of costs
       and estimated earnings, net                        1,369,269       (544,426)    (546,539)
                                                        -----------    -----------    ---------
         Net cash provided by (used for) operating
            activities                                      893,604        148,922     (655,496)
                                                        -----------    -----------    ---------
Cash Flows From Investing Activities:
  Purchases of property and equipment                      (198,672)      (633,566)    (207,179)
  Increase in deferred preproduction costs                 (332,885)      (201,525)    (280,202)
                                                        -----------    -----------    ---------
         Net cash used for investing activities            (531,557)      (835,091)    (487,381)
                                                        -----------    -----------    ---------
Cash Flows From Financing Activities:
  Proceeds from notes payable and long-term debt            171,515      2,217,729    1,030,114
  Repayments of notes payable and long-term debt           (237,894)    (2,233,279)    (813,014)
  Decrease (increase) in restricted cash and
    short-term investments                                       --        325,834      (25,834)
  Net proceeds from sale of common stock and warrants        15,000        510,526    1,000,000
  Closing costs in connection with conversion of notes
    payable to common stock and retirement of Class B
    preferred stock                                              --             --     (229,926)
                                                        -----------    -----------    ---------
         Net cash provided by (used for) financing
            activities                                      (51,379)       820,810      961,340
                                                        -----------    -----------    ---------
Net Increase (Decrease) in Cash                             310,668        134,641     (181,537)
Cash, beginning of year                                     261,700        127,059      308,596
                                                        -----------    -----------    ---------
Cash, end of year                                       $   572,368    $   261,700    $ 127,059
                                                        ===========    ===========    =========
Supplemental Disclosure of Cash Flow Information:
  Cash paid for interest                                $   220,123    $   280,967    $ 169,223
  Cash paid for income taxes                                     --             --       12,700
  Common stock issued for notes payable and accrued
    interest                                                     --             --      711,903
  Retirement of Class B Preferred Stock                          --             --      500,000

   The accompanying notes are an integral part of these financial statements.

                          GUNTHER INTERNATIONAL, LTD.

                         NOTES TO FINANCIAL STATEMENTS

                            MARCH 31, 1998 AND 1997

1.  RESTATEMENT:

On June 23, 1998, Gunther International, Ltd. (the "Company") announced that, during the course of completing its year-end audit, certain errors had been discovered in the way in which the Company accounted for the accumulation of contract costs. In addition, certain items of expense were not properly accounted for. As a result, the Company announced that the previously issued interim financial statements for the fiscal year ended March 31, 1998 should not be relied upon. The Company subsequently announced that similar deficiencies were discovered during the course of preparing its accounts for the first quarter of fiscal 1999 and that, as a result, the financial statements and corresponding audit report for the fiscal year ended March 31, 1998 also should not be relied upon. At that time, the Audit Committee initiated a review into the accuracy of prior financial statements. The Audit Committee's review has since been completed and it has been determined that accounts receivable were overstated and accounts payable and deferred service revenues were understated at March 31, 1997 and costs and estimated earnings in excess of billings on uncompleted contracts were overstated at March 31, 1998. As a result, the Company's financial statements as of and for the years ended March 31, 1997 and 1998 have been restated. Also, certain amounts were reclassified between selling and administrative, cost of sales, and research and development expenses to more appropriately reflect the results of operations. The effect of the restatement for the year ended March 31, 1997 was to reduce operating results to a net loss of $(1,334,690), or $(0.32) per share, from net income of $258,889, or $0.06 per share. The effect of the restatement for the year ended March 31, 1998 was to decrease the net loss to $(2,632,115), or $(0.61) per share, from a net loss of $(2,701,819), or $(0.63) per share.

2.  BUSINESS:

The Company designs, develops, assembles, markets and services high speed systems that automatically assemble printed documents, fold, staple or bind the documents and insert completed documents into appropriate envelopes for mailing or other distribution. The Company was incorporated in Delaware in 1978 and currently operates from its facilities located in Norwich, Connecticut.

On September 4, 1992, the Company and its stockholders entered into an Acquisition Agreement (the Acquisition). Under the terms of the Acquisition, the existing stockholders exchanged their shares of the Company's no par value common stock for 190,000 shares of newly issued $.001 par value common stock. Due to the substantial change in ownership of the Company and the assumption of control of the Company's Board of Directors by the new stockholder group resulting from the Acquisition, this transaction was accounted for as a purchase of the Company by the new stockholder group as required by Accounting Principles Board Opinion No. 16. In addition, under the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 54, the purchase price has been "pushed down" to the financial statements of the Company to reflect the new stockholder group's investment in the Company to the extent acquired by the new stockholder group. The Company adopted this accounting since the new stockholder group acted as one entity in negotiating and executing the agreements to consummate the Acquisition.

The Company's products were developed in the mid-1980's to meet a need for greater reliability and integrity in document finishing systems. These products are dependent upon proprietary technology and require specially skilled engineers and technicians to design, enhance and produce them to meet customer needs.

3.  SIGNIFICANT ACCOUNTING POLICIES:

REVENUE RECOGNITION -

The Company recognizes systems sales using the percentage of completion method. Systems sales include a percentage of the earnings expected to be realized based on costs incurred compared with estimated total

                          GUNTHER INTERNATIONAL, LTD.

costs. Changes to total estimated contract costs are recognized in the period they are determined. Revenues recognized in excess of amounts billed are included in current assets. Amounts billed in excess of revenues recognized to date are included in current liabilities.

CASH AND SHORT-TERM INVESTMENTS -

For purposes of cash flow information, the Company considers cash and short-term investments purchased with a maturity of three months or less to be highly liquid investments.

ALLOWANCE FOR DOUBTFUL ACCOUNTS -

The Company evaluates the collectibility of accounts receivable on a case by case basis and makes allowances for accounts deemed uncollectible. As of March 31, 1998 and 1997, the Company had recorded an allowance of approximately $23,000 for potential uncollectible accounts receivable.

INVENTORIES -

Inventories consist primarily of purchased parts used in the assembly and repair of the Company's products and are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT -

Depreciation and amortization of property and equipment is charged against income over the estimated useful lives of the respective assets using the straight-line method as follows:

                                                             Lives
                                                             -----
Machinery and equipment                                        7 years
Furniture and fixtures                                         7 years
Leasehold improvements                                   Life of lease

EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED -

The excess of cost over the fair value of net assets acquired is being amortized over its estimated life of 20 years. As of March 31, 1998 and 1997, accumulated amortization was $1,247,747 and $1,024,275, respectively. The realization of the carrying value of the Company's assets, including the excess of cost over fair value of net assets acquired, is dependent on the Company's ability to sustain profitable operations in the future. If objective evidence becomes known indicating the carrying value of the excess of cost over fair value of net assets acquired has been impaired, the Company will record a charge reducing the carrying value.

DEFERRED PREPRODUCTION COSTS -

Certain preproduction costs incurred subsequent to determining the feasibility of new product introductions are capitalized and are amortized over a three-year period. As of March 31, 1998 and 1997, accumulated amortization was $336,799 and $169,678, respectively. See "Recently Issued Accounting Standards" for additional information.

RESEARCH AND DEVELOPMENT -

Expenses associated with research and development activities are expensed as incurred.

                          GUNTHER INTERNATIONAL, LTD.

DEFERRED SERVICE CONTRACT REVENUE -

Deferred service contract revenue represents amounts received as advance payments for maintenance service. The Company's standard payment terms require prepayment on a quarterly or annual basis. Revenue from such contracts is deferred and recognized ratably over the term of the contract.

PRODUCT WARRANTIES -

The Company provides a warranty on each product for a period of 90 days after installation. Warranty expense for the years ended March 31, 1998, 1997 and 1996, totaled approximately $215,000, $85,000, and $123,000, respectively.

INCOME TAXES -

The Company accounts for income taxes using the provisions of the Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". As of March 31, 1998 and 1997, the Company has a net deferred income tax benefit relating to temporary differences in the recognition of items for financial accounting and income tax reporting purposes of approximately $4,400,000 and $3,200,000, respectively, which was fully reserved. Temporary differences relate principally to net operating loss carryforwards and financial accounting accruals for certain expenses which will be deducted for income tax reporting purposes upon payment. Provisions for minimum state taxes are provided through a charge to operating expenses and are not material in all periods presented.

At March 31, 1998, the Company has net operating loss carryforwards of approximately $10,649,000 available to be applied against both future federal and state taxable income. The federal and state loss carryforwards expire at various dates from 1999 through 2012.

The Company's ability to utilize tax loss carryforwards is dependent upon many factors including the ability of the Company to achieve profitability and avoiding a fifty percent "ownership change" as defined in Section 382 of the Internal Revenue Code. If there is an "ownership change", the tax loss carryforwards available to the Company may be significantly reduced or eliminated.

ROYALTY EXPENSE -

The Company has royalty agreements with Connecticut Innovations, Inc. and with certain stockholders (see Note 11). Royalties due under these agreements are expensed as incurred.

NET INCOME (LOSS) PER SHARE -

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share (EPS)", which established new standards for computing and presenting earnings per share. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997. Accordingly all earnings per share data presented is in accordance with SFAS No. 128.

For purposes of computing basic and diluted EPS, weighted average common shares for fiscal 1998, 1997 and 1996 were 4,288,380, 4,220,769 and 3,897,367, respectively.

USE OF ESTIMATES -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

                          GUNTHER INTERNATIONAL, LTD.

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENTLY ISSUED ACCOUNTING STANDARDS -

In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income (net income (loss) together with other non-owner changes in equity) and its components in a full set of general purpose financial statements. SFAS No. 130 is effective for financial statements issued for periods beginning after December 15, 1997 and earlier application is permitted. The adoption of this standard has no effect on the financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which requires disclosures for each segment of an enterprise that are similar to those required under current standards with the addition of quarterly disclosure requirements and a finer partitioning of geographic disclosures. SFAS No. 131 is effective for financial statements issued for fiscal years beginning after December 15, 1997 and earlier application is encouraged. The Company is evaluating how it will implement SFAS No. 131.

In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which requires costs of start-up activities and organizational costs to be expensed as incurred. Initial application of SOP 98-5 will be reported as the cumulative effect of a change in accounting principle. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of this standard will require the Company to expense any deferred preproduction costs as of the adoption date. Had this SOP been adopted as of April 1, 1997, the Company would have reported a loss before the cumulative effect of this change in accounting of $2,797,879 or $0.65 per share.

4.  INVENTORIES:

Inventories consist of the following:

                                                       1998            1997
                                                       ----            ----
Raw materials                                       $1,349,301      $1,261,274
Work-in-process                                         76,483         101,161
                                                    ----------      ----------
                                                     1,425,784       1,362,435
Less: Valuation reserve                               (168,932)       (100,000)
                                                    ----------      ----------
                                                    $1,256,852      $1,262,435
                                                    ==========      ==========

                          GUNTHER INTERNATIONAL, LTD.

5.  COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS:

The following schedule reflects the costs incurred, estimated earnings and billings to date on uncompleted contracts as of March 31, 1998 and 1997:

                                                     1998             1997
                                                     ----             ----
Costs incurred on uncompleted contracts           $ 3,252,164      $ 2,496,666
Estimated earnings                                  2,381,249        2,180,561
                                                  -----------      -----------
                                                    5,633,413        4,677,227
Less: Billings to date                             (6,369,983)      (4,044,528)
                                                  -----------      -----------
                                                  $  (736,570)     $   632,699
                                                  ===========      ===========

Included in the accompanying balance sheets under the following captions:

Costs and estimated earnings in excess of
  billings on uncompleted contracts               $   861,219      $ 1,403,715

Billings in excess of costs and estimated
  earnings on uncompleted contracts                (1,597,789)        (771,016)
                                                  -----------      -----------
                                                  $  (736,570)     $   632,699
                                                  ===========      ===========

6.  FINANCING ARRANGEMENTS:

Notes payable and long-term debt at March 31, 1998 and 1997 consisted of the following:

                                                         1998          1997
                                                         ----          ----

Line of credit, maximum of $350,000 (see below)       $  350,000    $  500,000

Line of credit, maximum of $1,750,000 (see below)      1,701,169     1,701,169

Note payable to a vendor, bearing interest at prime
  plus 1%, payable in monthly installments of
  interest only until September 30, 1995 and then
  equal quarterly principal installments of $35,541
  plus interest, through June 30, 1998, unsecured        284,335       319,876

Note payable to a vendor, non-interest bearing,
  payable beginning September 1, 1995 from revenues
  on maintenance contracts, unsecured                         --        41,668

Note payable to a bank, bearing interest at 10.5%,
  payable in monthly installments of $405 of
  principal and interest, due October 1997, secured
  by investment                                           25,325        27,405

Other                                                     38,276        25,366
                                                      ----------    ----------
                                                       2,399,105     2,615,484

Less: Short-term notes payable and current
  maturities of long-term debt                          (514,554)     (401,866)
                                                      ----------    ----------
                                                      $1,884,551    $2,213,618
                                                      ==========    ==========

                          GUNTHER INTERNATIONAL, LTD.

As of March 31, 1998, maturities of notes payable and long-term debt, during the next five years were as follows:

  Fiscal year
Ending March 31,    Amount
----------------    ------
      1999        $  514,554
      2000         1,016,220
      2001            30,370
      2002             2,457
      2003                --

During the year ended March 31, 1997 the Company established a line of credit with a bank. This line of credit agreement allows the Company to borrow $1,750,000 on facility A and $350,000 on facility B (the Company has an additional $150,000 available on facility B which is being used to support a letter of credit backing a performance bond -- see Note 11). The Company must pay an annual commitment fee equal to .75 percent of the average unused line of credit. Facility A bears interest at prime (8.5% as of March 31, 1998) and the facility B bears interest at prime plus one percent. Facility A is guaranteed and secured by a stockholder. Both facilities are secured by all tangible and intangible property of the Company and mature on April 1, 1999.

The Company, at March 31, 1998, was in default of these lines of credit for noncompliance with the net operating income covenants contained in the agreement. In addition, the Company was in default on the note payable to a vendor for nonpayment.

As discussed in the following paragraphs, subsequent to March 31, 1998, certain current maturities of long-term debt were refinanced on a long-term basis. Therefore, these amounts have been classified as long-term in the accompanying financial statements.

On October 2, 1998, the Company entered into a $5.7 million comprehensive financing transaction by and among the Bank of Boston, Connecticut, N.A. (the "Bank") the Estate of Harold S. Geneen (the "Estate") and Gunther Partners LLC (the "New Lender"), the proceeds of which have been utilized to restructure and replace the Company's pre-existing senior line of credit, fund a full settlement with the Company's third party service provider and provide additional working capital to fund the Company's ongoing business operations. Under the terms of the transaction, the New Lender loaned an aggregate of $4.0 million to the Company. At the same time, the Bank reached an agreement with the Estate, which guaranteed a portion of the Company's senior line of credit, whereby the Estate consented to the liquidation of approximately $1.7 million of collateral and the application of the proceeds of such collateral to satisfy and repay in full a like amount of indebtedness outstanding under the senior credit facility. The balance of the indebtedness outstanding under the senior credit facility, approximately $350,000, was repaid in full from the proceeds of the new financing. The Company executed a new promissory note in favor of the Estate evidencing the Company's obligation to repay the amount of the collateral that was liquidated by the Bank. The Company's obligations to the Estate are completely subordinated to the Company's obligations to the New Lender. In addition, approximately $1.4 million of the new financing was utilized to pay a major vendor all amounts that were due for performing maintenance on Company systems.

The principal balance of the $4.0 million debt is to be repaid in monthly installments of $100,000 from November 1, 1998 and continuing to and including September 1, 1999, $400,000 on October 1, 1999 and the balance shall be due on October 1, 2003. Interest shall be paid quarterly, at the rate of 8% per annum beginning January 1, 1999 and continuing until the principal and interest due is paid in full. The debt is

                          GUNTHER INTERNATIONAL, LTD.

secured by a first priority interest in all tangible and intangible (excluding patents and trademarks) personal property and a secondary interest in patents and trademarks.

To induce the New Lender to enter into the financing transaction, the Company granted the New Lender a stock purchase warrant entitling the New Lender, at any time during the period commencing on January 1, 1999 and ending on the fifth anniversary of the transaction, to purchase up to 35% of the pro forma, fully diluted number of shares of the Common Stock of the Company, determined as of the date of exercise. The exercise price of the warrant is $1.50 per share.

In addition, the Company, the New Lender, the Estate and other shareholders (Park Investment Partners, Gerald H. Newman, Four Partners and Robert Spiegel) entered into a separate voting agreement, pursuant to which they each agreed to vote all shares of Gunther stock held by them in favor of (i) that number of persons nominated by the New Lender constituting a majority of the Board of Directors, (ii) one person nominated by the Estate and (iii) one person nominated by Park Investment Partners.

The promissory note in favor of the Estate for approximately $1.7 million is to be repaid at the earlier of one year after the Company's obligations to the New Lender are paid in full or on October 2, 2004. Interest, at 5.44% per annum, shall accrue on principal and unpaid interest, which is added to the outstanding balance and is due at the time of principal payments. The indebtedness is secured by a security interest in all tangible and intangible person property and is subordinated to all rights of the New Lender.

7.  CAPITAL STOCK AND EQUITY:

The Company has authorized two classes of stock; common stock and Series B common stock. Both classes of stock have voting rights. The holders of Series B common stock are entitled to elect the number of directors of the Company equal to one more than one half of the total number of directors comprising the Company's Board of Directors through December 1998. See Note 6 for new voting agreement.

In 1993, the Company sold 1,000,000 units, comprised of one share of common stock and one warrant, to purchase common stock in its initial public offering. In addition, the underwriters exercised their option to purchase an additional 150,000 units in 1994. The warrants issued in connection with the sale of the units originally entitled the holders to purchase one share of common stock for $6.00 per share and may be exercised at any time between December 1994 and December 1997. During fiscal 1998, the expiration date was extended to December 1998, at which time they expired.

Also, in connection with the offering, the Company sold to the underwriters, for nominal consideration, the "Underwriters' Warrants". These warrants entitle the holders to purchase 100,000 units (one share of common stock and one warrant to purchase one share of common stock) at an exercise price of $7.50 per unit, subject to adjustment in certain events. The Underwriters' Warrants were non-callable and expired in December 1998.

As of March 31, 1998, the Company had outstanding 156,666 warrants to purchase one share of the Company's common stock for $4.00 per share. These warrants expired in December 1998. During fiscal year 1996, the Company also issued 25,000 warrants to purchase one share of common stock for $4.00 per share in connection with a note payable to a stockholder (see Note 10). These warrants expire in August 2000.

In connection with the Acquisition (see Note 2), the Company issued warrants to certain individuals who provided interim financing to the Company. Under the terms of this financing, the noteholders received Class A voting convertible preferred stock at a price of $.75 per share and warrants to purchase 43,067 shares of common stock at a price of $1.88 per share. These warrants remained outstanding at March 31, 1997.

                          GUNTHER INTERNATIONAL, LTD.

During 1998, 8,000 shares were issued in connection with the exercise of these warrants. The remaining warrants expired on September 4, 1998.

In connection with the October 2, 1998 $5.7 million comprehensive financing transaction, additional warrants were issued (see Note 6).

8.  COMMON STOCK PURCHASE OPTIONS:

The Company has adopted an option plan for certain individuals who were founders of the Company (Founders' Stock Option Plan). Options to purchase up to 95,000 shares of common stock at an exercise price of $1.88 per share have been granted under the plan in connection with the Acquisition.

In December 1993, the Company adopted a Stock Option Plan, which authorizes the Executive Compensation/Stock Option Committee of the Board of Directors to grant to key employees and directors of the Company incentive or non-qualified stock options. Options to purchase up to 215,000 shares of common stock may be granted under the plan. The Executive Compensation/Stock Option Committee determines the prices and terms at which options may be granted. Options may be exercisable in installments over the option period, but no options may be exercised before six months or after five years from the date of grant.

In connection with stock option agreements entered into in fiscal 1995, 1996 and 1997 with four employees, the Company granted options under the above plan to acquire up to an aggregate of 125,000, 35,000 and 20,000 shares, respectively, of the Company's common stock at exercise prices of $3.25, $3.625 and $7.38 per share, respectively, which approximated fair market value at the dates of the grants. One third of the options become exercisable on each of the first, second and third anniversaries of the grant date. The options expire February 23, 2000, July 17, 2000 and May 27, 2002, respectively. No options were granted in fiscal year 1998.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 requires the measurement of the fair value of stock options or warrants to be included in the statement of operations or disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under SFAS 123. The Company has computed the pro forma disclosures required under SFAS 123 for options granted in fiscal 1996 and 1997 using the Black-Scholes option pricing model prescribed by SFAS 123. The weighted average assumptions used are as follows:

                                                             1997       1996
                                                             ----       ----
Risk free interest rate                                        6.58%      5.88%
Expected dividend yield                                        None       None
Expected lives                                              5 years    5 years
Expected volatility                                              64%        64%

                          GUNTHER INTERNATIONAL, LTD.

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates of awards under these plans consistent with the method of SFAS 123, the Company's net loss applicable to common stockholders and pro forma net loss per common share would have been:

                                                  1998           1997          1996
                                                  ----           ----          ----
Net loss earnings applicable to common
  stockholders:
  As reported                                  $(2,632,115)   $(1,334,690)   $(879,555)
  Pro forma                                     (2,692,116)    (1,359,890)    (879,555)
Pro forma basic net loss per share:
  As reported                                        (0.61)         (0.32)       (0.23)
  Pro forma                                          (0.61)         (0.32)       (0.23)

Because SFAS 123 method of accounting has not been applied to options granted prior to April 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

A summary of the status of the Company's two stock option plans at March 31, 1998, 1997 and 1996 and changes during the years then ended is presented in the table below:

                                            1996                  1997                  1998
                                     -------------------   -------------------   ------------------
                                                Wtd Avg               Wtd Avg              Wtd Avg
                                      Shares    Ex Price    Shares    Ex Price   Shares    Ex Price
                                      ------    --------    ------    --------   ------    --------
Outstanding at beginning of year      220,000    $2.66      255,000    $2.79     275,000    $3.12
Granted                                35,000     3.63       20,000     7.38          --       --
                                     --------    -----     --------    -----     -------    -----
Outstanding at end of year            255,000    $2.79      275,000    $3.12     275,000    $3.12
                                     ========    =====     ========    =====     =======    =====
Exercisable at end of year            136,666    $2.29      190,000    $2.59     250,000    $2.87
                                     ========    =====     ========    =====     =======    =====
Weighted average fair value of
  options granted                       $2.16                 $4.45                  N/A
                                     ========              ========              =======

9.  CLASS B SENIOR, NON-CONVERTIBLE, REDEEMABLE PREFERRED STOCK:

The Company's certificate of incorporation previously authorized the issuance of 500 shares of Class B senior, non-convertible, redeemable preferred stock. The Class B senior, non-convertible, redeemable preferred stock (Class B preferred stock) was issued to Connecticut Innovations, Inc. in connection with the Development Agreement (see Note 11). The holder of Class B preferred stock was not entitled to receive dividends nor to vote upon any matter submitted to stockholders, except (i) as required by applicable law and (ii) the number of authorized or terms of Class B preferred stock could not be changed without the consent of the holders of all such shares.

Each share of Class B preferred stock was required to be redeemed by the Company at a redemption price of $1,000 per share ($500,000 at March 31, 1995), to the extent there were legally available funds for such purpose, upon the occurrence of certain events. The Company was required to pay the redemption price in three equal installments due on the third, sixth and ninth month following the redemption event. If sufficient funds were not legally available to redeem all of the shares of Class B preferred stock then due to be redeemed, any and all unredeemed shares were to be carried forward and redeemed to the full extent the Company had funds legally available for such purpose.

                          GUNTHER INTERNATIONAL, LTD.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, each share of Class B preferred stock had a preference of $1,000 per share ($500,000 at March 31, 1995) to any distribution of any of the assets or surplus funds of the Company to the holders of any class or series of preferred stock ranking junior to the Class B preferred stock, or the common stock of the Company.

Effective December 31, 1995, the Company entered into a new agreement with the holder of the Class B preferred stock whereby the stockholder agreed to surrender all outstanding shares of Class B preferred stock (see Note 11). The Company recorded this surrender net of related expenses, as additional paid-in capital.

10.  RELATED PARTY TRANSACTIONS:

During the year ended March 31, 1996, the Company borrowed $100,000 from an individual who is a stockholder of the Company. The note bears interest at 8.5% per annum and was due February 15, 1996. This note was convertible, at the holders' option, at any time until the due date into 25,000 shares of the Company's common stock at a conversion price of $4.00 per share. In connection with the borrowing, the Company also issued warrants to purchase up to 25,000 shares of common stock at $4.00 per share. On March 28, 1996, the Company issued 25,000 shares of common stock in satisfaction of this note.

During the year ended 1997, the Company loaned $40,000 to an officer of the Company. The note requires simple interest at 8.75% per annum and the maturity date is September 9, 1998. This loan is included in accounts and notes receivable from stockholders at March 31, 1998 and 1997.

During the year ended 1998, the Company borrowed $150,000 from a stockholder. The note does not have a stated interest rate or maturity date. This loan is included in Note Payable to Stockholder at March 31, 1998.

See Note 6 for related party participation in the October 2, 1998 $5.7 million comprehensive financing transaction.

11.  COMMITMENTS AND CONTINGENCIES:

DEVELOPMENT AGREEMENT -

In October 1989, the Company entered into a Development Agreement (the Agreement) with Connecticut Innovations, Inc. (CII) (formerly the Connecticut Product Development Corporation) to develop certain products. Under the terms of the Agreement, CII agreed to reimburse the Company for 60% of the development costs of sponsored products. The Company was required to repay those reimbursements plus interest and to pay certain royalties to CII based upon sales or licenses of the sponsored products.

In August 1992, the Agreement referred to above was modified and the unpaid reimbursements and royalties, which approximated $500,000, were converted into Class B preferred stock of the Company.

In September 1993, the Agreement was further modified such that a royalty of three percent of net sales of the sponsored products would be required for the period through March 31, 1995 with a minimum quarterly payment of $27,000. The above royalties were to be paid until total royalties and redemptions under the Class B senior, non-convertible, redeemable preferred stock of $903,000 were paid.

Effective December 31, 1995, the Company completed negotiations with CII, and the parties entered into a new agreement completely amending and restating the Company's obligations under the Development Agreements (the "Amended and Restated Development Agreement"). Under the Amended and Restated Development Agreement, (i) CII agreed to surrender to the Company the 500 shares of Class B preferred stock formerly held by CII, (ii) the Company agreed to make royalty payments to CII based on a revised

                          GUNTHER INTERNATIONAL, LTD.

formula calculated with respect to future systems sales of the Company, and
(iii) CII agreed to waive all prior unpaid royalties owed and any prior defaults of the Company under the Development Agreements.

The revised royalty formula contained in the Amended and Restated Development Agreement requires the Company to pay CII a royalty equal to .67% (sixty-seven hundredths of a percent) of all systems sales of the Company cumulatively and provides for minimum payments for each fiscal year as follows:

                  Total Minimum
Fiscal Year   Payments for the Year
-----------   ---------------------
   1999             $100,000
   2000              106,250
   2001              125,000
   2002              137,500
   2003              131,250
                    --------
                    $600,000
                    ========

If, during any quarter, the royalty computation does not exceed the minimum payment derived from the foregoing table, the minimum payment would be made instead of the actual computed royalty amount. CII continues to have a security interest in all of the Company's patents, trademarks and other assets as collateral for the payment of the royalty obligations, but CII has agreed to subordinate its security interest (except for its security interest in patents and trademarks) in the event that the Company enters into a financing arrangement with an institutional lender. CII agreed to subordinate its security interest in all tangible and intangible personal property to the New Lender. See
Note 6.

The Company recorded a net benefit of $89,816 for the year ended March 31, 1996, due to the forgiveness of prior royalties owed under the prior agreement and current agreements. The Company recorded $55,000 and $25,000 as royalty expense for fiscal 1998 and 1997, respectively.

CONTINGENCIES -

On July 9, 1998, a purported class action lawsuit was filed against the Company, James H. Whitney and Frederick W. Kolling III asserting claims under the federal securities laws. The action was filed in the United States District Court for the District of Connecticut and purports to be brought on behalf of the named plaintiff, Ms. Arlene Greenberg, and all other persons and entities who purchased shares of Company Common Stock during the period from August 14, 1997 through June 23, 1998.

On August 12, 1998, a second purported class action was filed against the Company, James H. Whitney and Frederick W. Kolling, III asserting similar claims under the federal securities laws. The second action also was filed in the United States District Court for the District of Connecticut and purports to be brought on behalf of the named plaintiff Mr. Mark Abrams for the same class period.

On January 4, 1999, the Court consolidated the two actions into one. The court also granted the plaintiffs until February 18, 1999 in which to file an amended complaint. The defendants, including the Company, were given 45 days after the filing of the amended complaint in which to file a response.

The present complaints allege that the Company's financial statements for the first three quarters of fiscal 1998 were materially false and misleading in violation of Section (10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and SEC Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. The prayers for relief request compensatory damages and reimbursement of the reasonable costs and expenses, including attorney's fees and expert fees, incurred in connection with the action.

                          GUNTHER INTERNATIONAL, LTD.

Although the Company believes the claims are without merit and will vigorously defend the action, it is not possible to predict with certainty the final outcome of this proceeding.

The Company is a party to various other legal proceedings arising in the ordinary course of business which management believes, after consultation with legal counsel, will not have a material adverse effect on the Company's financial position or future operating results.

As of March 31, 1998, the Company had a performance bond with a customer requiring the Company to deliver its product and meet the terms of the contract. The Company has issued $150,000 letter of credit backing the performance bond.

OTHER COMMITMENTS -

The Company has a royalty agreement with certain founding stockholders whereby the Company will pay an amount equal to 1% of all the Company's sales (as defined) commencing on the date of a public offering of the Company's common stock. An additional royalty of .5% will be paid on all the Company's sales provided that the payment of additional royalties does not reduce the Company's after-tax profits below 9% of sales for the period. The Company's obligations under this agreement terminate upon the payment of royalties aggregating $12,000,000. For the years ended March 31, 1998, 1997 and 1996, royalties expensed under this agreement totaled $155,526, $147,567 and $125,332, respectively.

During fiscal 1998, the Company entered into an agreement related to the development and use of certain inkjet technology. This agreement will require the Company to pay royalties of 1% of inkjet sales up to a maximum of $5,000,000 over the next ten years.

LEASES -

The Company leases its office and manufacturing facility under an operating lease, which provides for monthly rental of $27,875 through September 1998 and $30,000 from September 1998 through September 1999. The Company is leasing the facility on a three-year agreement through September 30, 1999. Under this agreement, the Company is responsible for paying all operating costs and maintenance. The Company also leases certain office equipment under an operating lease agreement, which expires in fiscal year 2001. Lease expense for the years ended March 31, 1998, 1997 and 1996, totaled approximately $374,000, $308,000 and $258,000, respectively. Future minimum rental payments for equipment total $19,000 per year until fiscal year 1999.

12.  EMPLOYEE BENEFIT PLANS:

The Company has a defined contribution benefit plan (the Plan) covering substantially all employees of the Company. The Plan is intended to comply with
Section 401(k) of the Internal Revenue Code. Each year eligible participants may elect to make salary reduction contributions on their behalf up to a maximum of the lesser of 15% of compensation or the annual maximum established by the Internal Revenue Service. Participants may also make voluntary after-tax contributions to the Plan. The Company does not make contributions to the Plan but does pay certain expenses of the Plan.

13.  SIGNIFICANT CUSTOMERS AND BUSINESS CONCENTRATION:

Due to the nature of the Company's products, a significant portion of the Company's revenues in all periods is derived from a few customers. The majority of the Company's customers are property and casualty insurance companies. During the years ended March 31, 1998, 1997 and 1996, sales to one customer accounted for 21%, 28% and 17% of net sales, respectively.

                             GUNTHER INTERNATIONAL
                             CORPORATE INFORMATION

BOARD OF DIRECTORS
THOMAS M. STEINBERG, CHAIRMAN
President, Tisch Family Interests
J. KENNETH HICKMAN
Independent Business and Financial
  Consultant
GERALD H. NEWMAN
Private Investor
MARC I. PERKINS
Vice Chairman and Chief Executive Officer
  Gunther International, Ltd.
ROBERT SPIEGEL
Private Investor

ADDITIONAL NOMINEES FOR DIRECTOR
STEVEN S. KIRKPATRICK
Vice President, United States Trust Company
  of New York
GEORGE A. SNELLING
Independent Business Consultant

Common Stock
OTC-Bulletin Board
Symbol: SORT

Transfer Agent
American Stock Transfer and Trust Company
40 Wall Street
New York, New York 10005
CORPORATE OFFICERS
MARC I. PERKINS
Vice Chairman, Chief Executive Officer
MICHAEL M. VEHLIES
Senior Vice President, Chief Financial Officer
DANIEL J. CHEVALIER
Vice President, Sales and Marketing
JOSEPH E. LAMBORGHINI
Vice President, Service

Field Offices
Tallahassee, Florida
Minneapolis, Minnesota
Reynoldsburg, Ohio
Georgetown, Texas
Oakton, Virginia
Independent Auditors
Arthur Andersen LLP
One Financial Plaza
Hartford, CT 06103
Legal Counsel
Murtha, Cullina, Richter and Pinney LLP
185 Asylum Avenue
Hartford, CT 06103
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          GUNTHER INTERNATIONAL  ONE WINNENDEN ROAD  NORWICH, CT 06360
                   PHONE: (800) 864-1427  FAX: (860) 886-0135
       WEBSITE: HTTP://WWW.GUNTHERINTL.COM  E-MAIL: SALES@GUNTHERINTL.COM